

CORRECTED
January 25, 2012

<u>Via E-mail</u>
Frank Brod
Corporate Vice President, Finance and Administration
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

    Re: Microsoft Corporation
             Form 10-K for the Fiscal Year Ended June 30, 2011
             Filed July 28, 2011
             File No. 000-14278

Dear Mr. Brod:

We have reviewed your letter dated January 10, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 27, 2011.

Form 10-K for the Fiscal Year Ended June 30, 2011

General

1.   You state in your response to prior comment 1 that you have received licenses from BIS to sell certain commercial products to Syria since July 2009. Please tell us whether you have engaged, or intend to engage, in business transactions with Syria pursuant to those licenses and, if so, tell us the approximate dollar amounts of any revenues, assets, and liabilities related to Syria since July 2009. In addition, discuss for us the materiality of your business with Syria in qualitative terms that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant